JCDecaux

03 JAN 16 AM 7:21

03003349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

82-34631

SUPPL

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January 13, 2003

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached our Letter to Shareholders of December 2002.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/29

FILE 82-5247

N°3
DECEMBER 2002

Letter to **Shareholders**



On 27 August 2002, the City of Vancouver awarded its street furniture contract to Viacom-Decaux.

Message from the Chairman

Dear Shareholder,

Driven by lifestyle changes and the increased fragmentation of other media, the audience for outdoor advertising continues to grow and as a result, the outdoor advertising market has continued to grow despite the ongoing weakness in the advertising environment.

This trend was reflected in JCDecaux's results for the first half of 2002, which again demonstrated the quality of our Street Furniture and Billboard assets and our ability to control costs. The results also confirmed the benefits of the investment in our portfolio of assets during the past two years.

In contrast with the other divisions, the results for the Transport division continued to be impacted by the weakness in the airport advertising market, which has remained difficult since the events of 11 September 2001. The two principal reasons for this are, the sustained reduction in airport passenger traffic and the decline in advertising expenditure by the three largest groups of airport advertisers; airlines, financial and consulting services and telecom and technology companies. Despite the slowdown, we remain committed to this business, which we believe is an important part of the outdoor advertising market.

In this tough market environment, JCDecaux continues to win street furniture contracts, which will contribute to future growth. In Spain, we have strengthened our leading position by winning the cities of Saragossa, Alicante, Mostoles and Cordoba. In the rest of Europe, we have won Naples in Italy, Leicester in the United Kingdom and Oslo in Norway. In Asia, we have won the taxis shelter contract for Seoul in partnership with the leading outdoor advertising company in Korea, as well as a street furniture contract in Bangkok, Thailand. In America, we have signed the major street furniture contract for the City of Chicago and, in partnership with Viacom, we have won the contract for Vancouver, our first contract in Canada.

Strengthened by these contract wins, we will continue to pursue our strategy of organic growth by competing for the key street furniture contracts that are coming up for tender in the major cities of New York, London, Rome, São Paulo and Taipei, as well as strengthening our position in the fragmented European billboard market through strategic acquisitions and partnerships.

Innovation remains key to our success and, as such, we remain committed to developing new products and pursuing new marketing initiatives. We recently signed a major commercial alliance with Unilever, which means that JCDecaux is the preferred supplier of outdoor advertising for all of Unilever's brands. This five-year partnership covers JCDecaux's network in 22 European countries and is forecast to generate advertising revenues of more than €100 million.

On behalf of everyone at JCDecaux, I would like to wish you and your families a very happy new year.

JCDecaux
showcasing the world

Jean-Charles Decaux
Chairman of the Executive Board and co-CEO

Financial Results


L'OREAL
Paris

Group revenues

As of 30 September 2002 (in millions of Euros)


+1.9%
1,007
1,116
1,137
2000
2001
2002

Group EBITDA

As of 30 June 2002 (in millions of Euros)


+0.3%
195.9
199.6
200.2
2000
2001
2002

Revenues by activity

As of 30 June 2002 (in millions of Euros)


Billboard 28%
53%
Street Furniture
Transport
19%

EBITDA by activity

As of 30 June 2002 (in millions of Euros)


Billboard 14%
Transport
0%
86%
Street Furniture

Despite the difficult advertising market, revenues for the first nine months of 2002 increased by 1.9%.

Q3 2002 revenues

Against the background of a very strong third quarter in 2001, when we reported organic growth of 10.9%, **Street Furniture** continued to grow in the third quarter of 2002 with revenues up 4.3%[1]. This performance reflects the resilience of our Street Furniture business in Europe, including France, and strong growth in the US shopping malls. **Billboard** revenues improved by 3.5%[1] in the third quarter with the businesses in the United Kingdom, Central Europe and Italy continuing to outperform the market. **Transport** revenues fell by 12.8%[1] in the third quarter owing to a difficult market environment, particularly in US airports.

H1 2002 results

In the first half of 2002, JCDecaux successfully maintained its profitability despite the challenging advertising market. EBITDA increased by 0.3% to €200.2 million. The results were driven by a solid performance in Street Furniture, improvement in the Billboard market and the positive impact of the cost savings achieved during the first half of the year, which offset the sharp decrease in EBITDA in Transport. During the first half, the Group's EBITDA margin was 25.7%.

Net earnings (Group share) increased by 4.5% to €11.5 million, mainly reflecting an improvement in the financial charges during that period. **Free cash-flow rose by 164%** to €31.7 million, compared with €-49.1 million in the first six months of 2001. Net debt at 30 June 2002 declined slightly to €727.2 million compared with €733.5 million at 31 December 2001.

Prospects

The Group expects its revenue for the second half of 2002 to be broadly in line with that achieved in the first half. In 2002, EBITDA should be slightly higher than in 2001.
While we expect market conditions as we enter 2003 to remain challenging and it is difficult to assess when we will see a clear improvement in advertising, we are well placed to benefit when advertising expenditure increases once again.

[1] excluding acquisitions and adjusting for foreign exchange

Street Furniture: US


POLO JEANS CO.

San Francisco

New York

Chicago

Interview with **Jean-François Decaux**
Co-CEO

What are the characteristics of the US outdoor advertising market? Why are you interested in it?

The US is the world's largest advertising market and outdoor advertising, which currently accounts for only 3% of advertising expenditure[1], has yet to be fully developed. The outdoor market primarily consists of billboards, the big hoardings beside American freeways. Two American multimedia groups dominate the billboard market in big cities and a third company covers small and medium-sized towns. Street furniture is still in its infancy in the United States, which represents a major opportunity for JCDecaux as the market leader in this field. That is why it is at the heart of our strategy.

What is your strategy for developing this market?

Our strategy for growth is simple, to create the first national point of sale outdoor advertising network by installing street furniture near retail outlets in the major cities and in the most prestigious shopping malls in the United States.

Shopping malls are important because, apart from a few major cities such as New York, Chicago and San Francisco, most American towns have no real city centre. When Americans go shopping, to the movies or to a restaurant, they drive to the shopping malls, which are located in the suburbs. As well as being highly popular, malls have the advantage of being a commercial environment, enabling advertisers to place their campaigns near the point of sale. The fact that 60% of all US consumer spending, excluding cars, occurs in shopping malls, underlines the importance of this audience to advertisers.

How has JCDecaux grown its business in the United States?

Our expansion in the United States has been achieved in three stages.

In 1994, we signed our first street furniture contract in San Francisco, which gave us the right to sell advertising space on 90 high-quality advertising columns located right in the heart of the city. In return, we installed around twenty universally accessible automatic public toilets.

Between 1998 and 2000, we signed street furniture contracts with the three biggest shopping mall operators in the United States. These contracts have enabled us to install our street furniture in around a hundred of the most prestigious shopping malls in the country, providing us with our first street furniture network.

[1] *Source : ZénithOptimédia, July 2002.*


macy's
NAUTICA
JEANS COMPANY

Shopping Mall in Roosevelt Field, Long Island.

Expansion


NEWSSTAND

Chicago


Welcome to New York

JFK Airport



San Francisco

In 1999, the acquisition of Avenir established JCDecaux as the world leader in airport advertising, with 52 airports in the US, including JFK.

In 2001, we won competitive tenders in Los Angeles, in partnership with Viacom, and Chicago. The two contracts are forecast to generate advertising revenues of €1,750 million over 20 years.

What is your assessment of your achievements to date?

While our expansion in the United States is a major challenge, our commercial successes to date demonstrate the competitiveness of JCDecaux's offer, as well as the quality of our management. Indeed, after six years, the San Francisco contract is an undeniable success. Including Chicago and Los Angeles, we are now present in three of the five largest advertising markets in the United States. Our operations in the shopping malls, which we launched in 2001, continue to progress well and we are particularly pleased to see that the advertisers who used this advertising medium for the first time in 2001, such as Kraft or Procter & Gamble, are coming back with new campaigns, confirming the attractiveness of our network.

What are your next targets in the United States?

New York City. The existing bus-shelter contract, which is operated by Viacom, expires in 2003 and we are expecting, following Mayor Bloomberg's announcement in early August, a tender process in 2003 for a coordinated street furniture program including bus shelters, as well as other products such as newsstands and automatic public toilets. Winning the New York contract would strengthen our network and enable us to offer advertisers four out of the five largest advertising markets in the United States. Our staff are highly motivated and working hard to ensure our success in this important market.


LOVESPRIT

Shopping Mall in Westchester, NY.


0.01 TIME RAZOR

Business Focus: Billboard

JCDecaux advertises its ambitions

It is 100 years since billboards were first invented and these large-format panels are still the medium most frequently used outdoor by advertisers, representing nearly 50% of advertising expenditure[1]. Within a few years JCDecaux, the world number one in Street Furniture, has applied its know-how in this market to diversify its activities and to take advantage of the opportunities for growth across the outdoor market.

Our billboard strategy is based on three objectives:

- to lead the consolidation of the Billboard market in Europe,
- to accelerate the growth of our Billboard business,
- and to create the first pan-European outdoor network for international advertisers by leveraging the Group's unique position in street furniture advertising in Europe.

Background to a winning strategy

In 1999, JCDecaux acquired Avenir, Havas's billboard and transport advertising division, establishing the Group as the third largest outdoor advertising company in the world.

In 2001, the Group further strengthened its position by signing major partnership agreements with Gewista, the leader in outdoor advertising in Austria, and IGP, the leader in outdoor advertising in Italy.

In the space of three years, JCDecaux has become the number one in large format billboards in Europe and confirmed its position as a major player in the global outdoor advertising market.

In 2000, JCDecaux also began an ambitious investment programme to modernise its large format billboard network, particularly in France and the United Kingdom, to enhance the Group's offer and accelerate the growth of the Billboard business. In the most prominent sites, we have installed a new generation of scrolling back-lit panels, our "showcase" panels. 200 scrolling panels have now been installed in the United Kingdom and over 1,000 in France. Through this investment, JCDecaux now has the most prominent and highest quality large format billboard network in both France and the United Kingdom. These networks are a major asset that increase the impact of advertising campaigns and have attracted new groups of advertisers to large format billboard advertising; including FMCG, luxury goods and beauty products companies.

Finally, through our highly effective billboard network and unique position in street furniture, JCDecaux is now the only company that can offer international advertisers a pan-European outdoor advertising network covering both street furniture and large-format billboards.

[1] *Source: ZénithOptimédia, July 2002.*


Thinking man's crumpet.

London, world premiere: 18 m² back-illuminated scrolling panel using paper posters.

Stock Market

JCDecaux opens its doors to private shareholders

The first open day at our "Plaisir" site took place on 25 June 2002. We decided to hold this open day to give our private shareholders a better understanding of the Group. Upon arrival, shareholders were shown a film about JCDecaux's businesses. This was followed by a series of presentations covering research, innovation and design, human resources and JCDecaux's range of products. They were also given a tour of the street furniture exhibition area, the billboard preparation workshop, the graphic arts department and the research department where over a hundred engineers work to develop the street furniture of tomorrow. Following the site visit, an informal reception was held, giving us the opportunity to respond to all our visitors' questions. Due to the success of the event, we will hold a similar open day this year.



Open day at Plaisir.

Shareholders' comments

"It is reassuring to see a company dedicating its energy and enthusiasm to serving its customers, its personnel and its shareholders, whose interests are inter-linked and complementary."

"I had few worries about investing in JCDecaux. However, I wanted to get a better grasp of the human face of the Group. The open day has given me the opportunity to hear and see the real business, reinforcing my confidence in the company."

Stock market prices (at 05 December 2002)



Euros
20
15
10
5
0
CAC 40
SBF 120
DJ Euro Stoxxmedia
JCDecaux
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002
June 2002
July 2002
August 2002
Sept. 2002
Oct. 2002
Dec. 2002

Stock market data

	2002
Highest price* (in Euros)	15
Lowest price* (in Euros)	9.55
Market capitalisation (in millions of Euros)**	2,471
Number of shares	221,600,760
Average daily volume	181,085

*closing price
**at 05 December 2002
Source: Bloomberg

Financial calendar

2002 revenues:
12 February 2003

2002 annual results:
19 March 2003

Q1 2003 revenues:
30 April 2003

2003 Annual General Meeting:
14 May 2003

2003 Open day:
12 June 2003

Q2 2003 revenues:
24 July 2003

H1 2003 results:
17 September 2003

Q3 2003 revenues:
29 October 2003

Contact

Cécile Prévot
Manager - Investor Relations
and Financial Communications

Postal address:
JCDecaux SA
Site de Sainte Apolline
78378 Plaisir Cedex - France

Telephone number:
+33 (0)1 30 79 79 79

E-mail:
Actionnaires@jcdecaux.fr

Find out more at:
www.jcdecaux.fr